Press release

For Immediate Release

Arcelor Mittal to combine laser welding activity with Noble International

Luxembourg/Rotterdam, October 27, 2006 – Arcelor Mittal and Noble International, Ltd. (NASDAQ: NOBL) (“Noble”), North America’s largest producer of laser-welded steel products, have agreed to combine their laser-welded tailored blanks businesses. Arcelor Mittal is to become the largest stockholder of Noble following the closing of the transaction.

On October 27th, 2006, Noble and Arcelor S.A. signed a binding Letter of Intent for the combination of Arcelor’s laser-welded tailored blank business (“TBA”) with Noble. Upon completion of the transaction, Arcelor Mittal would receive approximately US $300 million in a combination of cash and 9,375,000 shares of Noble common stock, and would become Noble’s largest stockholder, owning approximately 40% of the issued and outstanding common shares.

TBA is a leading European manufacturer of tailored blanks. Its business includes nine plants in Europe, one in the US and a 25% joint venture in China. TBA employs about 670 people. TBA’s total revenue for 2006 is expected to reach approximately € 400 million (US $500 million), with EBITDA of approximately € 53 million (US $66 million).

Noble is North America’s largest laser welder with laser-welded flat blanks and laser-welded tubular products solutions for the automotive industry. The company operates 12 production facilities in the United States, Canada, Mexico and Australia, and employs more than 2,000 people. Noble’s estimated pro forma 2006 revenue is approximately $600 million, with EBITDA of $56 million. Based on current expectations, combining Noble and TBA, the company would have estimated pro forma, post-transaction revenue and EBITDA for 2006 of approximately $1.1 billion and $122 million, respectively. On October 12, 2006, Noble acquired Pullman Industries, Inc., a leading manufacturer of tubular and shaped structures using roll forming and other processes, primarily for the automotive industry.

Closing of the transaction is expected in March 2007, following satisfactory completion of due diligence by both parties, Noble's financing, and receipt of all required authorizations, including approval by Noble’s stockholders and antitrust clearance.

Michel Wurth, Member of the Arcelor Mittal Group Management Board said: “This move further strengthens our position with the global automotive industry. Noble will leverage TBA’s strong position in the European market and offer additional benefits for our global automotive customers. We look forward to working with them as privileged partner”

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of their planned merger (collectively, "Arcelor Mittal"). These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Arcelor Mittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor Mittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Arcelor Mittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F. Arcelor Mittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Arcelor Mittal is the world’s number one steel company, with 320,000 employees in more than 60 countries. The company, which will be incorporated in 2007 following the successful tender offer, brings together the world’s number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for the first six months of 2006 show combined revenues of €43,281 billion, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output. The company respects the highest standards in corporate social responsibility and intends to periodically publish significant sustainable development key performance indicators to live up to this ambition.

Contact at Arcelor Mittal’s Investor Relations

Continental Europe	+352 4792 2414
UK/Asia/Africa	+44 207 543 1172
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+352 4792 2902

Contact at Arcelor Mittal’s Communication
Nicola Davidson	+44 207 543 1162 / 1172
Luc Scheer	+352 4792 2360

UK media:	Maitland Consultancy
Philip Gawith	+44 20 7379 5151
Lydia Pretzlik	+44 20 7379 5151

French media:            Image 7
Tiphaine Hecketsweiler +331 5370 7470

Noble International, Ltd. is a leading supplier of automotive parts, component assemblies and value-added services to the automotive industry. As an automotive supplier, Noble provides design, engineering, manufacturing, complete program management and other services to the automotive market. Noble delivers integrated component solutions, technological leadership and product innovation to original equipment manufacturers (OEMs) and Tier I automotive parts suppliers thereby helping its customers increase their productivity while controlling costs.

For more information on Noble contact:

Greg L. Salchow Noble International, Ltd. (586) 751-5600